Exhibit 99.11

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	16	04	2004

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	1,420,209
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£4.3775

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
BNY London BNY Nominees Limited – CREST ID BO011	Ordinary	1,134,153
Address
1 Canada Square London
UK postcode E14 5AL

Name	Class of shares allotted	Number allotted
BNY London Wolseley ESPP – Canada CREST ID BO01 Account # 220572	Ordinary	286,056
Address
1 Canada Square London
UK postcode E14 5AL

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	0

Signed	/s/ M J White	Date 19/4/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform